Exhibit 99.72

PyroGenesis Receives Solar Impulse Efficient Solution Label;

Further Solidifying its Position as an Emerging Leader

in GHG Emissions Reduction

MONTREAL, Quebec (GlobeNewswire – December 8th, 2020) - PyroGenesis Canada Inc. (http://pyrogenesis.com) (TSX: PYR) (OTCQB: PYRNF) (FRA: 8PY), (the "Company", the “Corporation” or "PyroGenesis") a Company that designs, develops, manufactures and commercializes plasma atomized metal powder, plasma waste-to-energy systems and plasma torch products, is pleased to announce today that it has been awarded the “Solar Impulse Efficient Solution” Label (the “Label”) from the Swiss-based Solar Impulse Foundation (the “Foundation”) for PyroGenesis’ proprietary APT high-powered (“APT-HP”) plasma torch for replacing fossil fuel burners. The Foundation’s purpose is to identify existing solutions that are both clean, profitable, and having a positive impact on quality of life.

PyroGenesis’ proprietary APT-HP plasma torch presents an environmentally friendly alternative to fossil fuel burners for use in industrial applications which significantly reduce greenhouse gas emissions. PyroGenesis’ APT-HP can be easily retrofitted into existing installations (such as iron ore furnaces where PyroGenesis has the patent).

To receive this Label, PyroGenesis’ plasma torches went through a rigorous assessment by a group of independent experts who judged PyroGenesis’ proprietary plasma torches against five (5) criteria covering three main topics; Feasibility, Environmental and Profitability. All labelled solutions are part of the #1000solutions portfolio that are to be presented to decision-makers in business and government by Mr. Bertrand Piccard, Chairman of the Solar Impulse Foundation based in Lausanne, Switzerland. The underlying purpose of the Foundation is to encourage the worldwide adoption of more ambitious environmental targets, and thereby fast-tracking the implementation of these solutions on a large scale.

“We are proud to receive this recognition from the Solar Impulse Foundation, which demonstrates PyroGenesis’ emerging leadership role in the reduction of greenhouse gas emissions, specifically as a provider of clean high-powered plasma torches used as a replacement of fossil fuel burners in industrial applications,” said Mr. P. Peter Pascali, CEO and Chair of PyroGenesis. “Having a technological solution labeled by the Foundation not only further validates the value of our high-powered plasma torches as a credible, innovative, profitable and ecological solution, but also provides the Company greater credibility and visibility in the marketplace.”

PyroGenesis’ APT-HP plasma torch

About the “Solar Impulse Efficient Solution” Label

One of the first labels to uniquely identify positive impact technologies which provide solutions to not only protect the environment, but which are also financially viable. The “Solar Impulse Efficient Solution” Label is awarded to companies following a rigorous assessment performed by external independent experts. In collaboration with renowned institutions, solutions applying for the label must go through a validation process based on verified standards. The “Solar Impulse Efficient Solution” Label identifies and serves as an award for clean and profitable environmental solutions.

About Solar Impulse Foundation.

The Solar Impulse Foundation aims at selecting 1,000 unique solutions that protect the environment in a profitable way, and award them the Solar Impulse Efficient Solution Label. This label seeks to bridge the gap between ecology and economy, bringing together protection of the environment, and financial viability, while underscoring and emphasizing economical viable solutions to environmental problems, and opportunities for clean economic growth. By selecting 1,000 unique Efficient Solutions, the Solar Impulse Foundation seeks to demonstrate that environmental solutions exist, can create jobs, and generate profit while, at the same time, reducing polluting emissions and preserving natural resources.

About PyroGenesis Canada Inc.

PyroGenesis Canada Inc., a high-tech company, is a leader in the design, development, manufacture and commercialization of advanced plasma processes and products. The Company provides its engineering and manufacturing expertise and its turnkey process equipment packages to customers in the defense, metallurgical, mining, advanced materials (including 3D printing), and environmental industries. With a team of experienced engineers, scientists and technicians working out of its Montreal office and its 3,800 m2 manufacturing facility, PyroGenesis maintains its competitive advantage by remaining at the forefront of technology development and commercialization. The Company’s core competencies allow PyroGenesis to provide innovative plasma torches, plasma waste processes, high-temperature metallurgical processes, and engineering services to the global marketplace. PyroGenesis’ operations are ISO 9001:2015 and AS9100D certified. For more information, please visit www.pyrogenesis.com.

This press release contains certain forward-looking statements, including, without limitation, statements containing the words "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "in the process" and other similar expressions which constitute "forward- looking information" within the meaning of applicable securities laws. Forward-looking statements reflect the Corporation's current expectation and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties including, but not limited to, our expectations regarding the acceptance of our products by the market, our strategy to develop new products and enhance the capabilities of existing products, our strategy with respect to research and development, the impact of competitive products and pricing, new product development, and uncertainties related to the regulatory approval process. Such statements reflect the current views of the Corporation with respect to future events and are subject to certain risks and uncertainties and other risks detailed from time-to-time in the Corporation's ongoing filings with the securities regulatory authorities, which filings can be found at www.sedar.com, or at www.otcmarkets.com. Actual results, events, and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements. The Corporation undertakes no obligation to publicly update or revise any forward- looking statements either as a result of new information, future events or otherwise, except as required by applicable securities laws. Neither the Toronto Stock Exchange, its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) nor the OTCQB accepts responsibility for the adequacy or accuracy of this press release.

SOURCE PyroGenesis Canada Inc.

For further information please contact:

Rodayna Kafal, Vice President, IR/Comms. and Strategic BD

Phone: (514) 937-0002, E-mail: ir@pyrogenesis.com

RELATED LINK: http://www.pyrogenesis.com/